November 24, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Sonia Barros

Re:	Green Energy Management Services Holdings, Inc.
Amendment to Registration Statement on Form S-1
Filed October 28, 2010
File No. 333-169496

Dear Ms. Barros:

We are special counsel to Green Energy Management Services Holdings, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated November 17, 2010 (the “Comment Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on October 28, 2010 (”Amendment No. 1”).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1 (“Amendment No. 2”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 2 marked to show changes to Amendment No. 1.

General

1.
We note that you have relied on Regulation D for some of the unregistered securities you have issued.  Please tell us why you have not filed a Form D for sales made in reliance on Regulation D.  Please note that as of March 16, 2009, a Form D is required to be filed electronically.  See Rule 503 of Regulation D and Securities Act Release No. 33-8891.

Response:

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

The Company inadvertently failed to file a Form D for certain of its unregistered sales of securities.  The Company hereby under takes to file the required Form D's no later than December 3, 2010.

Overview, page 5

2.
We have reviewed your additional disclosure in response to prior comment 5.  Your disclosure indicated that the merger between Southside Electric Corporation, Inc. and Green Energy Management Services, Inc. was a reverse merger and a recapitalization.  This contradicts additional disclosure that GEM was the acquirer for financial accounting purposes.  It appears that you are presenting Southside’s historical financial statements which would only be appropriate if Southside was considered the accounting acquirer and GEM was the legal acquirer.  Please revise your disclosure for consistency.

Response:

In response to the Staff’s comment, the Company has clarified its disclosure on page 5 of Amendment No. 2 to indicate that Southside was the accounting acquirer and GEM was the legal acquirer.

Our History, page 5

3.	We note your response to comment six from our comment letter dated October 15, 2010. Please explain how the reverse split was used to facilitate the proposed private placements.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 2 to include the following additional explanation:

“Immediately prior to the reverse split and increase in the Company’s authorized shares of common stock to 500,000,000, the Company’s authorized capital consisted of 100,000,000 shares of common stock, of which 96,305,617 shares were issued and outstanding and 1,000,000 shares of preferred stock, of which 0 shares were issued and outstanding.  Thus, immediately prior to the reverse split, the Company had approximately 456,607 shares of common stock available for issuance.”

4.
We note your response to comment nine from our comment letter dated October 15, 2010 and reissue that comment in part.  Please explain further the mechanics of the capital call on Ice Nine, including whether you may be required to issue additional shares to Ice Nine, the amount Ice Nine may be required to contribute and the consideration Ice Nine may receive in exchange for returning shares to treasury stock.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page __ of Amendment No. 2 to explain the mechanics of a capital call on Ice Nine.

Risks Relating to Our Business, page 10

5.
We note from your disclosure elsewhere in the document that you have recently added water conservation solutions to your business.  Please consider adding risk factors related to this new line of business.

Response:

In response to the Staff’s comment, the Company has revised its risk factors to include risks associated with its water conservation business.

We have limited funds., page 10

6.
We note your response to comment 15 from our comment letter dated October 15, 2010 and reissue that comment in part.  Please expand your risk factor disclosure to highlight and quantify your recent net losses and negative working capital.

Response:

In response to the Staff’s comment, the Company has expanded the above referenced risk factor to highlight and quantify its recent net losses and negative working capital as follows:

We have limited funds. Our ultimate success may depend upon our ability to raise additional capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

Despite us raising the net proceeds from our July 2010 and August 2010 private placements in the aggregate amount of $1,150,000, we may not be able to execute our current business plan and fund business operations long enough to achieve profitability. As of September 30, 2010, we had working capital of $171,821 as compared to a working capital deficit of $227,996 as of December 31, 2009. For the three and nine months ended September 30, 2010, we incurred net losses of $556,320 and $954,156, respectively as compared to a net loss of $89,185 during the year ended December 31, 2009. Our ultimate success may depend on our ability to raise additional capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

We may be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. Future financings through equity investments are likely to be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impaired by such factors as the condition of the economy and capital markets, both generally and specifically in our industry, and the fact that we are not profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

We may be subject to financial examinations by taxing authorities…, page 12

7.
We note your response to comment 18 from our comment letter dated October 15, 2010.  Please revise your risk factor heading to clarify that the risk relates to jurisdictions in which you conducted operations at the time of the sale and disclose the relevant jurisdiction.

Response:

In response to the Staff’s comment, the Company has revised the risk factor heading to clarify that the risk relates to jurisdictions in which it conducted operations at the time of the sale and disclosed the relevant jurisdictions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Overview and Recent Developments, page 19

8.
We note your revised disclosure in the last paragraph of this section.  We also note that your letter of credit has been reassigned.  Please expand your disclosure to state how long you expect to be able to sustain your current level of operations with the funds you have.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 19 of Amendment No. 2 to state that it expects to be able to sustain its current level of operations for approximately six to twelve months with the funds that it currently has.

Liquidity and Capital Resources, page 22

9.	In the first paragraph, you refer to start up fees for outside professional services. Please quantify the amount of such fees and describe the services.

In response to the Staff’s comment, the Company has revised its disclosure on page 23 to quantify the amount of start up fees and included a description of such services.

10.
Refer to the last sentence of the first paragraph.  You state that your expenses will have to be paid out over a longer period.  Please clarify the original payment dates and disclose whether you anticipate any penalties for late payments.  Please also disclose the source(s) of funds you plan to use to meet these obligations.

Response:

In response to the Staff’s comment, the Company has amended its disclosure on page 23 of Amendment No. 2 to disclose certain payment terms which have been extended as well as the fact that the Company does not expect to incur any penalties for late payments.  The Company continues to have good relationships with its creditors and does not expect such relationships to deteriorate. In addition, the Company has disclosed the source of funds that it plans to use to meet its obligations.

11.
In the second paragraph, please state the interest rate on the letter of credit.  Also, please describe the details of the assignment arrangement, including any benefit received by the company.  Please add related disclosure to the Certain Relationships and Related Transactions section on page 34, or tell us why it is not appropriate.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 23 of Amendment No. 2 to provide further details regarding the assignment arrangement. In addition, the Company has added related disclosure to the Certain Relationships and Related Transactions section on page 34 regarding the assignment.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

12.	In the third paragraph, please state the business purpose for the vehicle purchase, as well as who has possession of the vehicle.

Response:

In response to the Staff’s comment, the Company has disclosed the business purpose for the vehicle as well as who has possession of the vehicle on page 22 of Amendment No. 2.

13.
Refer to the second sentence in the fourth paragraph.  Please quantify these “other obligations.”  Please also quantify the amount of cash from operations that you plan to use for these purposes.  We note that you had limited cash flow from operations for the six months ended June 30, 2010 and that you had net cash used in operations for the year ended December 31, 2009.

Response:

The Company has removed the above-referenced disclosure from Amendment No. 2. In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to state approximately how long it believes that it will be able to sustain its operations at its current levels based upon its current cash on hand.

14.
We note your response to comment 33 from our comment letter dated October 15, 2010 and reissue that comment.  Item 601(b)(10)(i) of Regulation S-K applies to material contracts entered into two years before the filing of the registration statement.  Please include the credit agreement as an exhibit to the registration statement.

Response:

In response to the Staff’s comment, the Company has filed the agreements associated with the line of credit as Exhibits 10.11-10.13 to Amendment No. 2.

15.
We note your response to comment 35 from our comment letter dated October 15, 2010 and reissue that comment in part.  You have revised your disclosure to state that “expenses will have to be paid out over a longer period of time up to six months.”  Please tell us if you are past due in the payment of your accounts and expenses and if this has had an impact on your relationships with your creditors.  Please consider revising your disclosure to discuss any material delinquencies and impairments of your relationships with creditors.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

In response to the Staff’s comment, the Company has amended its disclosure on page 23 of Amendment No. 2 to disclose certain payment terms which have been extended as well as the fact that the Company does not expect to incur any penalties for late payments.  The Company continues to have good relationships with its creditors and does not expect such relationships to deteriorate. In addition, the Company has disclosed the source of funds that it plans to use to meet its obligations.

Business, page 25

Overview, page 25

16.	In the first paragraph, please describe in greater detail your plans to expand your operations on a nationwide basis.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 2 to state that it intends to expand its operations on a nationwide basis through a network of sales agents and outside consultants.

17.	In the second paragraph, please provide a basis for your cost savings estimates.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 2 to disclose the basis for its cost savings estimates.

18.
We note your disclosure related to your new line of water conservation solutions.  Please describe in greater detail how this portion of your business will operate, including how you expect to derive fees.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 2 to describe in greater detail how its water conservation business will operate.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Product Applications, page 25

19.
Refer to the penultimate sentence in the second paragraph.  Please explain in greater detail the operation of these contracts.   Since the fee appears to be based on the amount of savings the customer experiences after using the products, it is unclear how one could negotiate the contract fees upfront.

Response:

In response to the Staff’s comment, the Company has expanded its disclosure on page 27 to explain that rates that it charges under its water conservation and energy efficiency contracts is currently based upon beta testing performed at the respective sites.  The Company expects that once its services are more established in the marketplace, that the levels of savings provided by our products will be well documented and accepted and we will no longer need to perform beta testing at each site.

Key Manufacturers and Suppliers, page 26

20.
We note your responses to comment 46 from our letter dated October 15, 2010.  Please confirm that this is your only material agreement required to be filed pursuant to Item 601 of Regulation S-K.  Please also expand your disclosure of the license agreement to describe the payment provisions, usage restrictions, material obligations that must be met to keep the license in place and duration and termination provisions.

Response:

The Company has filed the following additional documents as exhibits to Amendment No. 2 which were entered into subsequent to the filing of Amendment No. 1:

Exhibit No.	Description

10.11	Southside Electric Inc. Promissory Note – PNC Bank

10.12	Southside Electric Inc. Security Agreement – PNCBank

10.13	Southside Electric Inc. Guaranty – PNC Bank

10.14	Sales Commission Agreement with Claudio Castella dated October 26, 2010

10.15	Form of Stock Transfer Agreement

10.16	Sales and User Agreement Between Green Energy Management Services, Inc. and Riverbay Fund, Inc.

10.17	Form of Stock Transfer Agreement

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

In addition, the Company has expanded its disclosure of the license agreement on page 26 of Amendment No. 2

Recent Sales of Unregistered Securities, page 35

21.	We reissue comment 68 from our letter dated October 15, 2010. Please revise to state the facts relevant to show that the offerings were not public offerings.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Amendment No. 2 to state the facts relevant to show that the offerings were not public offerings.

Consolidated Financial Statements

22.
We have reviewed your response to comment 58 and reissue our comment in its entirety.  You have presented the financial statements of your operating subsidiary (Green Energy Management Services, Inc.) and its predecessor.  Please present the consolidated financial statements of Green Energy Management Services Holdings, Inc.

Response:

The financial statements included in Amendment No. 2 for the nine months ended September 30, 2010 represent the consolidated financial statements of Green Energy Management Services Holdings, Inc.

Green Energy Management Services, Inc. – June 30, 2010 and December 31, 2009

Nature of Operations, page F-5

23.
We have reviewed your revised disclosure in response to prior comment 59.  Please reconcile for us the apparent discrepancies with your disclosures regarding the nature of the business on pages 5 and 19 of the amended Form S-1.

Response:

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 2.

Recognition of Income on Construction Contracts, page F-5

24.
We note that you will provide services under long term contracts with a fixed monthly fee as described on page 20.  Please clarify why you would recognize revenue under the percentage of completion method for such arrangements.

Response:

The Company recognizes revenue on its construction contracts under the percentage of completion method. In addition up-front payments on our contracts are recognized on a percentage of completion basis. Fixed monthly fees are recognized as revenue and the amounts are paid by customers.

25.
We note that your legal opinion provides that the securities being sold pursuant to the registration statement, “will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable and binding obligations under the laws of the State of Delaware.”  The securities being offered and sold pursuant to the registration statement are being sold in a secondary offering and are already issued.  Please revise your draft legal opinion so that it is consistent with a secondary offering.

Response:

Attached hereto as Exhibit A, please find our revised draft legal opinion.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

Very truly yours, /s/ Sean F. Reid Sean F. Reid
Sean F. Reid

cc:           Robert Weinstein

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

EXHIBIT A

[DRAFT – FOR DISCUSSION PURPOSES ONLY]

________, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Green Energy Management Services Holdings, Inc. Form S-1 Registration Statement

Ladies and Gentlemen:

We refer to the above-captioned registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), filed by Green Energy Management Services Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission.

We have examined the originals, photocopies, certified copies or other evidence of such records of the Company, certificates of officers of the Company and public officials, and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based on our examination mentioned above  and the laws of the State of Delaware, we are of the opinion that the securities being sold pursuant to the Registration Statement, consisting of (i) 53,262,734 shares issued upon conversion of a convertible note dated August 27, 2008, (ii) 21,000,000 shares issued upon conversion of convertible notes dated July 29, 2010 and August 20, 2010, (iii) 2,000,000 shares of our common stock issued in our private placement on July 29, 2010, (iv) 689,236 shares of our common stock issued as a pro rata dividend to the shareholders of our former parent company in connection with our spinoff in May 2002, (v) 500,000 shares of our common stock issued upon exercise of a share exchange right exercised by our former chief executive officer in February 2004, and (vi) 367 shares of our common stock currently held by one of our former directors are duly authorized and, were, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable and binding obligations under the laws of the State of Delaware.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to our firm under “Legal Matters” in the related Prospectus. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com